C21 INVESTMENTS INC.

Interim Condensed Consolidated Financial Statements
For the three and six months ended July 31, 2021 and 2020
(Expressed in U.S. Dollars) - Unaudited

C21 INVESTMENTS INC.
Index to Interim Condensed Consolidated Financial Statements

NOTICE OF NON-AUDITOR REVIEW OF THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS	1

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)	2

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY	3

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS	4

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS	5-29

Notice of Disclosure of Non-auditor Review of the Interim Condensed Consolidated Financial Statements for the three and six months ended July 31, 2021 and 2020.

Pursuant to National Instrument 51-102, Part 4, subsection 4.3(3)(a) issued by the Canadian Securities Administrators, if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim condensed consolidated financial statements of C21 Investments Inc. (the "Company" or "C21") for the interim period ended July 31, 2021, have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") and are the responsibility of the Company's management.

The Company's independent auditors, Baker Tilly US, LLP, have not performed a review of these interim condensed consolidated financial statements.

August 15, 2022

C21 INVESTMENTS INC.
INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS
As at July 31, 2021 and January 31, 2021
(Expressed in U.S. dollars) - Unaudited

	July 31, 2021	January 31, 2021
	$	$
ASSETS
Current assets
Cash	4,206,916	6,237,182
Receivables	273,045	209,872
Inventory	5,071,375	3,988,656
Prepaid expenses and deposits	891,041	931,942
Assets classified as held for sale	-	1,492,826
Total current assets	10,442,377	12,860,478
Property and equipment	6,087,192	3,916,776
Right-of-use assets	9,531,307	9,828,920
Intangible assets	10,272,818	10,957,961
Goodwill	28,541,323	28,541,323
Security deposit	50,022	47,739
Deferred tax asset	392,522	666,267
TOTAL ASSETS	65,317,561	66,819,464

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	2,345,721	2,680,996
Promissory note payable - current portion	6,080,000	6,080,000
Convertible promissory note - current portion	-	1,130,056
Income taxes payable	3,320,213	3,378,299
Short-term debt	34,444	81,044
Lease liabilities - current portion	478,591	437,857
Liabilities classified as held for sale	-	628,171
Total current liabilities	12,258,969	14,416,423
Lease liabilities	9,438,466	9,691,215
Promissory note payable	5,066,667	8,106,667
Convertible promissory note	1,281,442	1,072,590
Long-term debt	444,854	462,286
Derivative liability	4,449,527	9,759,127
Reclamation obligation	56,411	55,008
TOTAL LIABILITIES	32,996,336	43,563,316

SHAREHOLDERS' EQUITY
Common stock, no par value; unlimited shares authorized; 118,747,814 and 117,057,860 shares issued and outstanding as at July 31, 2021 and January 31, 2021, respectively.	104,446,114	103,636,830
Commitment to issue shares	628,141	649,928
Accumulated other comprehensive loss	(2,436,670)	(1,604,126)
Deficit	(70,316,360)	(79,426,484)
TOTAL SHAREHOLDERS' EQUITY	32,321,225	23,256,148
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	65,317,561	66,819,464

Approved on behalf of the Board:

/s/ Bruce Macdonald, Director /s/ Michael Kidd, Director

See accompanying notes to the interim condensed consolidated financial statements
p. 1

C21 INVESTMENTS INC.
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
For the three and six months ended July 31, 2021 and 2020
(Expressed in U.S. dollars, except share numbers) - Unaudited

	Three months ended July 31		Six months ended July 31
	2021	2020	2021	2020
	$	$	$	$

Revenue	8,975,731	9,366,279	18,125,999	17,512,103
Cost of sales	3,902,057	5,331,784	7,734,063	10,989,444
Gross Profit	5,073,674	4,034,495	10,391,936	6,522,659

Selling, general and administrative expenses	2,419,744	2,280,341	4,852,684	4,674,843

Income from operations	2,653,930	1,754,154	5,539,252	1,847,816

Interest expense	286,906	969,546	625,527	1,742,204
Accretion expense	75,553	333,481	230,462	626,392
Other Income	(6,111)	(21,922)	(153,391)	(11,152)
Acquisition reorganization costs	-	54,619	-	1,536,179
Gain on change in fair value of derivative liabilities	(2,746,018)	(37,202)	(5,868,328)	(375,551)
Gain on sale of assets and liabilities classified as held for sale	-	-	(324,694)	-
Income (loss) before income taxes	5,043,600	455,632	11,029,676	(1,670,256)
Income tax expense	(981,782)	(832,399)	(1,919,552)	(1,325,103)
NET INCOME (LOSS)	4,061,818	(367,767)	9,110,124	(2,995,359)
Cumulative translation adjustment	(114,221)	226,071	(832,544)	477,285
COMPREHENSIVE INCOME (LOSS)	3,947,597	(141,696)	8,277,580	(2,518,074)
Basic income (loss) per share	0.03	(0.00)	0.07	(0.03)
Diluted income (loss) per share	0.03	(0.00)	0.07	(0.03)
Weighted average number of common shares outstanding - basic	117,811,798	96,135,225	117,828,869	96,616,529
Weighted average number of common shares outstanding - diluted	122,046,558	96,135,225	122,063,629	96,616,529

See accompanying notes to the interim condensed consolidated financial statements
p. 2

C21 INVESTMENTS INC.
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
For the six months ended July 31, 2021 and 2020
(Expressed in U.S. dollars, except share numbers) - Unaudited

	Number of shares	Common stock	Commitment to issue shares	Accumulated other comprehensive loss	Deficit	Total shareholders' equity
		$	$	$	$	$
Balance at January 31, 2020	89,388,639	85,096,509	1,100,881	(990,517)	(71,596,856)	13,610,017
Shares issued on purchase of Phantom Farms	7,132,041	2,582,903	-	-	-	2,582,903
Shares issued on convertible promissory note	95,849	38,415	-	-	-	38,415
Share based compensation	-	62,801	-	-	-	62,801
Net loss and comprehensive income for the period	-	-	-	477,285	(2,995,359)	(2,518,074)
Balance at July 31, 2020	96,616,529	87,780,628	1,100,881	(513,232)	(74,592,215)	13,776,062

Balance at January 31, 2021	117,057,860	103,636,830	649,928	(1,604,126)	(79,426,484)	23,256,148
Commitment to issue shares on purchase of EFF	19,774	21,787	(21,787)	-	-	-
Shares issued on exercise of PF warrants	456,100	533,326	-	-	-	533,326
Shares issued on exercise of guaranteed warrants	1,214,080	-	-	-	-	-
Share based compensation	-	254,171	-	-	-	254,171
Net income and comprehensive loss for the period	-	-	-	(832,544)	9,110,124	8,277,580
Balance at July 31, 2021	118,747,814	208,892,228	628,141	(2,436,670)	(70,316,360)	32,321,225

See accompanying notes to the interim condensed consolidated financial statements
p. 3

C21 INVESTMENTS INC.
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
For the six months ended July 31, 2021 and 2020
(Expressed in U.S. dollars) - Unaudited

	Six months ended July 31,
	2021	2020
	$	$
OPERATING ACTIVITIES
Income (loss) before income taxes	11,029,676	(1,202,458)
Items not affecting cash
Depreciation and amortization	1,219,692	1,790,311
Share-based compensation	254,171	62,801
Acquisition reorganization costs	-	1,546,788
Interest expense	415,941	1,494,863
Accretion expense	230,402	194,271
Deferred income tax recovery	273,745	-
Gain on change in fair value of derivative liabilities	(5,868,328)	(264,802)
Gain on sale of assets and liabilities classified as held for sale	(324,694)	19,749

Changes in working capital items
Inventory	(828,112)	1,253,709
Prepaid expenses	40,901	(54,104)
Receivables	(63,173)	166,418
Accounts payable and accrued liabilities	(609,091)	593,865
Income taxes payable	(1,977,638)	-
Lease liabilities	(212,015)	(886,713)
Cash provided by operating activities	3,581,477	4,714,698

INVESTING ACTIVITIES
Purchases of property and equipment	(2,407,353)	(73,158)
Proceeds on sale of assets and liabilities classified as held for sale	1,200,000	-
Payment of Megawood consideration payable	-	(130,000)
Cash used in investing activities	(1,207,353)	(203,158)

FINANCING ACTIVITIES
Principal repayments on long-term debt	(64,032)	(39,210)
Principal repayments on promissory note payable	(3,040,000)	(3,600,000)
Repayment of convertible promissory notes	(1,210,000)	-
Cash proceeds from warrants	533,326	-
Interest paid in cash	(622,806)	(1,283,544)
Cash used in financing activities	(4,403,512)	(4,922,754)

Effect of foreign exchange on cash	(878)	43,814
Decrease in cash during the period	(2,030,266)	(367,400)
Cash, beginning of period	6,237,182	3,076,493
Cash, end of period	4,206,916	2,709,093

Supplemental disclosures of cash flow information:
Interest paid in cash	622,806	1,283,544
Income taxes paid in cash	1,977,638	-

Non-cash activities for financing activities:
Right-of-use assets additions through lease agreements amendments	-	7,236,663

Non-cash activities for financing activities:
Common shares issued as partial settlement of commitment to issue shares	21,787	-
Common shares issued to completed purchase of land	-	2,582,903
Common shares issued as partial repayment of promissory note	-	38,415

See accompanying notes to the interim condensed consolidated financial statements
p. 4

C21 INVESTMENTS INC. NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the three and six months ended July 31, 2021 and 2020 (Expressed in U.S. dollars, except as noted) - Unaudited

1. NATURE OF OPERATIONS

C21 Investments Inc. (the "Company" or "C21") was incorporated on January 15, 1987, under the Company Act of British Columbia. The Company is a publicly traded company with its registered office is 1900-885 West Georgia Street, Vancouver, BC, V6C 3H4.

Pursuant to a change of business announced on January 29, 2018 to the cannabis industry, the Company commenced acquiring and operating revenue-producing cannabis operations in the USA.

On June 15, 2018, the Company's common shares were delisted from the TSX Venture Exchange ("TSX-V") at the Company's request and on June 18, 2018 the Company commenced trading on the Canadian Securities Exchange ("CSE"), completed its change of business to the cannabis industry and commenced trading under the symbol CXXI. The Company registered its common shares in the United States and on May 6, 2019, its shares were cleared by the Financial Industry Regulatory Authority for trading on the OTC Markets platform under the U.S. trading symbol CXXIF. On September 28, 2020, the Company began trading on the OTCQB® Venture Market.

As at July 31, 2021, the Company operates in two segments, recreational cannabis in Oregon, USA and recreational and medical cannabis in Nevada, USA (note 15). Both segments are engaged in the cultivation of and manufacturing of cannabis flower products, vape products and extract products for wholesale distribution, while the Nevada segment also has retail sales.

In the United States, 36 states, the District of Columbia, and four out of five U.S. territories allow the use of medical cannabis. The recreational adult-use of cannabis is legalized in 17 states, including Alaska, Arizona, California, Colorado, Illinois, Maine, Massachusetts, Michigan, Montana, Nevada, New Jersey, New Mexico, New York, Oregon, Vermont, Virginia, Washington, and the District of Columbia. At the federal level, however, cannabis currently remains a Schedule I controlled substance under the Federal Controlled Substances Act of 1970. Under U.S. federal law, a Schedule I drug or substance has a high potential for abuse, no accepted medical use in the United States, and a lack of accepted safety for the use of the drug under medical supervision. As such, even in those states in which marijuana is legalized under state law, the manufacture, importation, possession, use or distribution of cannabis remains illegal under U.S. federal law. This has created a dichotomy between state and federal law, whereby many states have elected to regulate and remove state-level penalties regarding a substance which is still illegal at the federal level. There remains uncertainty about the US federal government's position on cannabis with respect to cannabis-legal status. A change in its enforcement policies could impact the ability of the Company to continue as a going concern.

2. BASIS OF PREPARATION

Basis of presentation

These unaudited interim condensed consolidated financial statements as at and for the three and six months ended July 31, 2021 and 2020 ("interim financial statements"), are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). Certain information and note disclosures normally included in the financial statements prepared in accordance with U.S. GAAP have been condensed or omitted. As such, these interim financial statements should be read in conjunction with the annual audited financial statements. These interim financial statements have been prepared on an accrual basis and are based on historical costs, except for certain financial instruments classified as fair value through profit or loss.

Functional and reporting currency

The functional currency of C21 Investments Inc. is Canadian dollars, and the functional currency of the Company's subsidiaries is U.S. dollars. C21 has determined that the U.S. dollar is the most relevant and appropriate reporting currency as the Company's operations are conducted in U.S. dollars and its financial results are prepared and reviewed internally by management in U.S. dollars. The interim financial statements are presented in U.S. dollars unless otherwise noted.

p. 5

C21 INVESTMENTS INC. NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the three and six months ended July 31, 2021 and 2020 (Expressed in U.S. dollars, except as noted) - Unaudited

2. BASIS OF PREPARATION (continued)

Basis of consolidation

The interim financial statements incorporate the accounts of the Company and all the entities in which the Company has a controlling voting interest and is deemed to be the primary beneficiary. All consolidated entities were under common control during the entirety of the periods for which their respective results of operations were included in the interim financial statements (i.e. from the date of acquisition). All intercompany balances and transactions have been eliminated on consolidation.

The following are the Company's subsidiaries that are included in these interim financial statements as at and for the period ended July 31, 2021:

Name of Subsidiary	Country of Incorporation	Percentage Ownership	Functional Currency	Principal Activity
320204 US Holdings Corp.	USA	100%	USD	Holding Company
320204 Oregon Holdings Corp.	USA	100%	USD	Holding Company
320204 Nevada Holdings Corp.	USA	100%	USD	Holding Company
320204 Re Holdings, LLC	USA	100%	USD	Holding Company
Eco Firma Farms LLC	USA	100%	USD	Cannabis producer
Silver State Cultivation LLC	USA	100%	USD	Cannabis producer
Silver State Relief LLC	USA	100%	USD	Cannabis retailer
Swell Companies LTD	USA	100%	USD	Cannabis processor, distributor
Megawood Enterprises Inc.	USA	100%	USD	Cannabis retailer
Phantom Venture Group, LLC	USA	100%	USD	Holding Company
Phantom Brands, LLC	USA	100%	USD	Holding Company
Phantom Distribution, LLC	USA	100%	USD	Cannabis distributor
63353 Bend, LLC	USA	100%	USD	Cannabis producer
20727-4 Bend, LLC	USA	100%	USD	Cannabis processor
4964 BFH, LLC	USA	100%	USD	Cannabis producer
Workforce Concepts 21, Inc.	USA	100%	USD	Payroll and benefits services

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Significant accounting estimates and assumptions

The preparation of the interim financial statements in conformity with U.S. GAAP requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the interim financial statements and reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management's experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual results may differ from those estimates and judgments.

Areas requiring a significant degree of estimation and judgment relate to the determination of fair values of assets acquired and liabilities assumed in business combinations, impairment of long-lived assets and inventory, fair value measurements, useful lives, depreciation and amortization of property, equipment and intangible assets, the recoverability and measurement of deferred tax assets and liabilities, share-based compensation, and fair value of derivative liabilities.

Cash

Cash held in financial institutions and cash held at retail locations, have carrying values that approximate fair value.

p. 6

C21 INVESTMENTS INC. NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the three and six months ended July 31, 2021 and 2020 (Expressed in U.S. dollars, except as noted) - Unaudited

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Foreign currency translation

Foreign currency transactions are translated into U.S. dollars at exchange rates in effect on the date of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated at the functional currency spot rate at the reporting date. All differences are recorded in the interim condensed consolidated statements comprehensive income (loss). Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the initial transaction. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value is determined.

Assets and liabilities of foreign operations are translated into U.S. dollars at year-end exchange rates and any revenue and expenses are translated at the average exchange rate for the year. The resulting exchange differences are recognized in other comprehensive income (loss).

Inventory

Inventory consists of raw materials, consumables and packaging supplies used in the process to prepare inventory for sale; work in process consisting of pre-harvested cannabis plants, by-products to be extracted, oils and terpenes; and finished goods.

Inventory is valued at the lower of cost and net realizable value, with cost determined using the weighted average cost method. Net realizable value is calculated as the estimated selling price in the ordinary course of business, less any estimated costs to complete and sell the goods. Costs are capitalized to inventory, until substantially ready for sale. Costs include direct and indirect labor, raw materials, consumables, packaging supplies, utilities, facility costs, quality and testing costs, production related depreciation and other overhead costs. The Company records inventory reserves for obsolete and slow-moving inventory. Inventory reserves are based on inventory obsolescence trends, and the historical and professional experience of management. The Company classifies cannabis inventory as a current asset, although, due to the duration of the cultivation, drying, and conversion process, certain inventory items may not be realized in cost of sales within one year.

Property and equipment

Property and equipment is measured at cost less accumulated depreciation and losses on impairment.

Depreciation is provided on the straight-line basis over the estimated useful lives of the assets as follows:

Buildings 45 years

Leasehold improvements shorter of life of the improvement or remaining life of the lease

Furniture & fixtures 5 years

Computer equipment 3 years

Machinery & equipment 2-7 years

Intangible assets

Intangible assets with finite useful lives are amortized on a straight-line basis over their estimated useful lives. Amortization of intangible assets begins when the asset becomes available for use.  Brands, licenses, and customer relationships are amortized over 10 years, which reflect the estimated useful lives of the intangible assets.

Goodwill and indefinite lived Intangible assets

Intangible assets are recorded at cost less accumulated amortization and accumulated impairment losses, if any. Intangible assets acquired in a business combination are measured at fair value at the acquisition date.

p. 7

C21 INVESTMENTS INC. NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the three and six months ended July 31, 2021 and 2020 (Expressed in U.S. dollars, except as noted) - Unaudited

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Goodwill represents the excess of the purchase price paid for the acquisition of subsidiaries over the fair value of the net intangible and tangible assets acquired. Following the initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill is allocated to the reporting unit in which the business that created the goodwill resides. A reporting unit is an operating segment, or a business unit one level below that operating segment, for which discrete financial information is prepared and regularly reviewed by segment management. The Company's goodwill is part of the Nevada reporting unit.

Goodwill is tested annually for any impairment, or more frequently in the case that events or circumstances indicate that the carrying amount of a reporting unit may not be recoverable. The Company may elect to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If factors indicate this is the case, then a quantitative test is performed and an impairment is recorded for any excess carrying value above the reporting unit's fair value, not to exceed the amount of goodwill.

For the period ended July 31, 2021 and year ended January 31, 2021, the recoverable amount of goodwill allocated to the Nevada reporting unit exceeded its carrying amount and as such, no impairment was noted.

Impairment of long-lived assets

Long-lived assets include property and equipment, right-of-use assets, and intangible assets with finite useful lives.

At the end of each fiscal year, the Company reviews the intangible assets' estimated useful lives and amortization methods, with the effect of any changes in estimates accounted for on a prospective basis.

Long-lived assets are reviewed for indicators of impairment at each statement of balance sheet date or whenever events or changes in circumstances indicate that a potential impairment has occurred. The Company groups assets at the lowest level for which cash flows are separately identifiable, referred to as an asset group. When indicators of potential impairment are present the Company prepares a projected undiscounted cash flow analysis to determine the recoverable amount for the respective asset or asset group. An impairment loss is recognized whenever the carrying amount of the asset exceeds its recoverable amount and is recorded as in profit or loss equal to the amount by which the carrying amount exceeds the fair value.

Assets and liabilities held for sale

Non-current assets, or disposal groups comprising assets and liabilities, are classified as held for sale if it is highly probable that they will be recovered primarily through sale rather than through continuing use. Such assets, or disposal groups, are measured at the lower of their carrying amount and fair value less costs to sell. The comparative consolidated balance sheet is re-presented to classify assets as held for sale in the period that the respective assets are classified as held for sale.

Business combinations

Acquisitions are accounted for in accordance with ASC 805 - Business Combinations, with the assets and liabilities acquired recorded at their fair values at the acquisition date.

The Company is required to allocate the purchase price to tangible and identifiable intangible assets acquired and liabilities assumed based on their fair values. The excess of the purchase price over those fair values of the net assets acquired is recorded as goodwill. Any excess of the fair value of the net assets acquired over the consideration, is a gain on business acquisition and would be recognized as a gain in the interim condensed consolidated statement of comprehensive income (loss).

p. 8

C21 INVESTMENTS INC. NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the three and six months ended July 31, 2021 and 2020 (Expressed in U.S. dollars, except as noted) - Unaudited

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Convertible instruments

In August 2020, the Financial Accounting Standards Board ("FASB") issued Accounting standards update 2020-06-debt-debt with conversion and other options (subtopic 470-20) and derivatives and hedging-contracts in entity's own equity (subtopic 815-40): accounting for convertible instruments and contracts in an entity's own equity, an update to simplify the accounting for convertible debt and other equity-linked instruments. The new guidance simplifies the accounting for convertible instruments by eliminating the cash conversion and beneficial conversion feature models used to separately account for embedded conversion features as a component of equity. Instead, the Company will account for the convertible debt as a single unit of account, unless the conversion feature requires bifurcation and recognition as a derivative. Additionally, the guidance requires the Company to use the if-converted method for all convertible instruments in the diluted earnings per share calculation and include the effect of potential share settlement for instruments that may be settled in cash or shares. The Company early adopted this new guidance using the full retrospective method as of February 1, 2020. The adoption of this new guidance did not have a material impact on the Company's consolidated financial statements and there was no impact to the number of potentially dilutive shares in each of the periods presented.

Leases

In February 2016, the FASB issued ASU 2016-02, Leases ("ASC 842"), a standard that requires lessees to increase transparency and comparability among organizations by requiring the recognition of right-of-use assets and lease liabilities on the balance sheet. The requirements of this standard include a significant increase in required disclosures to meet the objective of enabling users of financial statements to assess the amount, timing, and uncertainty of cash flows arising from leases. The FASB has issued several amendments and practical expedients to the standard, including clarifying guidance, transition relief on comparative reporting at adoption, a practical expedient, which allows lessees to elect as an accounting policy not to apply the provisions of ASC 842 to short term leases, and codification improvements to clarify that lessees and lessors are exempt from certain interim disclosure requirement associated with adopting the new leases standard. The standard was adopted by the Company beginning February 1, 2020 and the standard was adopted using the modified retrospective transition approach, which allows the Company to recognize a cumulative effect adjustment to the opening balance of accumulated deficit in the period of adoption rather than restate comparative prior year periods. The cumulative effect adjustment to the opening balance of accumulated deficit was $nil. The Company has elected not to recognize right-of-use assets and liabilities for short-term leases that have a term of 12 months or less.

Upon commencement of a contract containing a lease, the Company classifies leases other than short-term leases as either an operating lease or a finance lease according to the criteria prescribed by ASC 842. The lease classification is reassessed only when: (a) the contract is modified and the modification is not accounted for as a separate contract, and (b) there is a change in the lease term or the assessment of whether the lessee is reasonably certain to exercise an option to purchase the underlying asset.

For both finance leases and operating leases, right-of-use assets and lease liabilities are initially measured as the present value of future lease payments and initial direct costs discounted at the interest rate implicit in the lease, or if that rate is not readily determinable, the Company's incremental borrowing rate. Subsequent measurement of lease liabilities classified as finance leases is at amortized cost using the effective interest rate method. Subsequent measurement of right-of-use assets classified as finance leases is at carrying amount less accumulated amortization, where amortization is recorded straight-line over the lease term. Subsequent measurement of lease liabilities classified as operating leases is at the present value of the unpaid lease payments discounted at the discount rate for the lease established at the commencement date. Subsequent measurement of right-of-use assets classified as operating leases is carrying amount less accumulated amortization where amortization is calculated as the difference between straight-line lease cost for the period, including amortization of initial direct costs, and the periodic accretion of the lease liability.

p. 9

C21 INVESTMENTS INC. NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the three and six months ended July 31, 2021 and 2020 (Expressed in U.S. dollars, except as noted) - Unaudited

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial instruments

Financial instruments are contracts that give rise to a financial asset of one party and a financial liability or equity instrument of another party. Financial instruments are recorded initially at fair value, which is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Subsequent measurement depends on how the financial instrument has been classified and may be at fair value or amortized cost. For financial instruments subsequently measured at fair value, the Company calculates the estimated fair value of financial instruments using quoted market prices whenever available. When quoted market prices are not available, the Company uses standard pricing models including the Black-Scholes option pricing model.

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 - Inputs other than quoted prices that are observable for the asset or liability either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

Level 3 - Inputs that are not based on observable market data.

There have been no transfers between fair value hierarchy levels during the periods ended July 31, 2021 and year ended January 31, 2021.

The Company's measures the derivative liability at fair value using Level 3 inputs.

The Company's cash, receivables, accounts payable and accrued liabilities, and income taxes payable are recorded at cost. The carrying values of these financial instruments approximate their fair value due to their short-term maturities. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments.

Financial instruments subsequently measured at amortized cost include promissory note payable, and reclamation obligation.

Share-based compensation

The Company measures equity settled share-based payments based on their fair value at their grant date and recognizes share-based compensation expense over the vesting period based on the Company's estimate of equity instruments that will eventually vest. Consideration paid to the Company on the exercise of stock options is recorded as common stock.

Income taxes

The Company uses the asset and liability method to account for income taxes. Deferred income tax assets and liabilities are determined based on enacted tax rates and laws for the years in which the differences are expected to reverse.

Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

p. 10

C21 INVESTMENTS INC. NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the three and six months ended July 31, 2021 and 2020 (Expressed in U.S. dollars, except as noted) - Unaudited

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

As the Company operates in the cannabis industry, it is subject to the limits of IRC Section 280E under which the Company is only allowed to deduct expenses directly related to the cost of producing the products or cost of production.

The Company recognizes uncertain income tax positions at the largest amount that is more-likely-than-not to be sustained upon examination by the relevant taxing authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Recognition or measurement is reflected in the period in which the likelihood changes. Any interest and penalties related to unrecognized tax liabilities are presented within income tax expense in the interim condensed consolidated statements of comprehensive income (loss).

Earnings (loss) per share

The Company presents basic and diluted loss per share data for its common shares. Basic loss per share is calculated using the weighted average number of shares outstanding during the respective years. Diluted loss per share is computed by dividing net loss by the weighted average shares outstanding adjusted for additional shares from the assumed exercise of stock options, restricted share units, or warrants, if dilutive.

The number of additional shares is calculated by assuming the outstanding dilutive convertible instruments, options, and warrants are exercised and that the assumed proceeds are used to acquire common shares at the average market price during the year. Diluted loss per share figures for the years presented are equal to those of basic loss per share for the years since the effects of convertible instruments, stock options and warrants are anti-dilutive.

Revenue recognition

Revenue is recognized by the Company in accordance with ASC 606. Through application of the standard, the Company recognizes revenue to depict the transfer of promised goods or services to the customer in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services.

In order to recognize revenue under ASC 606, the Company applies the following five steps:

1. Identify a customer along with a corresponding contract

2. Identify the performance obligation(s) in the contract to transfer goods or provide distinct services to a customer

3. Determine the transaction price that the Company expects to be entitled to in exchange for transferring promised goods or services to a customer

4. Allocate the transaction price to the performance obligation(s) in the contract

5. Recognize revenue when or as the Company satisfies the performance obligation(s) in the contract

The Company's contracts with customers for the sale of dried cannabis and other products derived from cannabis consist of one performance obligation, being the transfer of control of the goods to the customer at the point of sale. The Company transfers control and satisfies its performance obligation when collection has taken place, compliant documentation has been signed, and the product was accepted by the buyer. The Company does not have performance obligations subsequent to delivery on the sale of goods to customers and revenues from sale of goods are recognized at a "point in time", which is upon passing of control to the customer.

p. 11

C21 INVESTMENTS INC. NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the three and six months ended July 31, 2021 and 2020 (Expressed in U.S. dollars, except as noted) - Unaudited

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Transaction costs associated with a business combination, (i.e., other than those associated with the issuance of debt or equity), are expensed as incurred as a line item in the interim condensed consolidated statement of comprehensive income (loss).

Reclamation obligation

The Company recognizes the fair value of a legal or constructive liability for a reclamation obligation in the year in which it is incurred and when a reasonable estimate of fair value can be made. The carrying amount of the related long-lived asset is increased by the same amount as the liability. Changes in the liability for a reclamation obligation due to the passage of time will be recognized within accretion expense. The amount will be recognized as an increase in the liability and an accretion expense in the interim condensed consolidated statements comprehensive income (loss) . Changes resulting from revisions to the timing or the amount of the original estimate of undiscounted cash flows are recognized as an increase or a decrease to the carrying amount of the liability and the related long-lived asset.

Recently issued accounting pronouncements

Recent accounting pronouncements, other than those below, issued by the FASB, the American Institute of Certified Public Accountants ("AICPA") and the U.S. Securities and Exchange Commission ("SEC") did not or are not believed by management to have a material effect on the Company's present or future financial statements.

Debt

In August 2020, the FASB issued ASU 2020-06, Debt - Debt with Conversion and Other Options ("ASU 2020-06"), (Subtopic 470-20) and Derivatives and Hedging - Contracts in Entity's Own Equity (Subtopic 815-40). ASU 2020-06 simplifies the accounting for certain financial instruments with characteristics of liabilities and equity. The FASB reduced the number of accounting models for convertible debt and convertible preferred stock instruments and made certain disclosure amendments to improve the information provided to users. In addition, the FASB amended the derivative guidance for the own stock scope exception and certain aspects of the earnings-per-share guidance. The amendments are effective for interim and annual periods beginning after December 15, 2021, with early adoption permitted for after December 15, 2020. The Company early adopted this new guidance using the full retrospective method as of February 1, 2020.

Leases

In February 2016, the FASB issued new guidance on the recognition and measurement of leases, ASC 842 - Leases. Under this guidance, a lessee recognizes assets and liabilities on its balance sheet for most leases. Lease expense continues to be consistent with previous guidance. Additionally, this guidance requires enhanced disclosures regarding the amount, timing, and uncertainty of cash flows arising from leasing arrangements. The Company adopted this guidance effective February 1, 2020 using the modified retrospective transition method and comparative year ended January 31, 2021.

The adoption of this guidance resulted in the recognition of operating lease right-of-use assets of $5,001,360, and $5,001,360 of lease liabilities, with a $nil impact on deficit. The transition to ASC 842 did not have a material impact on the Company's results of operations or liquidity. When measuring lease liabilities, the Company used its incremental borrowing rate, estimated at 10%.

p. 12

C21 INVESTMENTS INC. NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the three and six months ended July 31, 2021 and 2020 (Expressed in U.S. dollars, except as noted) - Unaudited

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers ("ASU 2014-09"), which provides a single comprehensive model for accounting for revenue from contracts with customers and supersedes nearly all previously existing revenue recognition guidance. The core principle of ASU 2014-09 is that an entity should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The Company adopted the standard as of February 1, 2020. There was no impact of adopting ASU 2014-09 on the interim financial statements.

Financial instruments

In June 2016, the FASB issued ASU 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. ASU 2016-13 requires the measurement of current expected credit losses for financial assets held at the reporting date based on historical experience, current conditions and reasonable and supportable forecasts. Adoption of ASU 2016-13 will require financial institutions and other organizations to use forward-looking information to better formulate their credit loss estimates. In addition, the ASU amends the accounting for credit losses on available for sale debt securities and purchased financial assets with credit deterioration.

This update is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. The Company adopted ASU 2016-13 on February 1, 2020 and adoption did not have a material impact on the Company's interim financial statements.

Fair value measurement

In August 2018, the FASB issued ASU 2018-13, Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement (Topic 820). ASU 2018-13 adds, modifies, and removes certain fair value measurement disclosure requirements. ASU 2018-13 is effective for annual and interim periods beginning after December 15, 2019. Early adoption is permitted. The Company adopted ASU 2018-13 on February 1, 2020 and the adoption did not have a material impact on the Company's interim financial statements.

Income taxes

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740) - Simplifying the Accounting for Income Taxes, which is intended to simplify various aspects related to accounting for income taxes. ASU 2019-12 removes certain exceptions to the general principles in Topic 740 and also clarifies and amends existing guidance to improve consistent application. ASU 2019-12 is effective for fiscal years beginning after December 15, 2020 and was adopted on February 1, 2021 and the adoption did not have a material impact on the interim financial statements.

4. RECEIVABLES

	July 31, 2021	January 31, 2021
	$	$
Sales taxes receivable	17,864	27,995
Trade receivables, net	255,181	181,877
	273,045	209,872

At July 31, 2021, trade receivables are presented net of a provision for expected credit losses of $nil (January 31, 2021 - $1,975).

p. 13

C21 INVESTMENTS INC. NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the three and six months ended July 31, 2021 and 2020 (Expressed in U.S. dollars, except as noted) - Unaudited

5. INVENTORY

	July 31, 2021	January 31, 2021
Finished goods	3,269,078	2,166,616
Work in progress	1,608,279	1,658,686
Raw materials	194,018	163,354
	5,071,375	3,988,656

6. PROPERTY AND EQUIPMENT AND RIGHT-OF-USE ASSETS

The following table summarizes the Company's property and equipment:

	July 31, 2021	January 31, 2021
	$	$
Land	1,330,000	1,330,000
Buildings	1,370,213	1,370,213
Leasehold improvements	2,457,628	244,472
Furniture & fixtures	389,485	376,207
Computer equipment	95,023	94,846
Machinery & equipment	1,442,080	1,261,340
	7,084,429	4,677,078
Less: accumulated depreciation	(997,237)	(760,302)
	6,087,192	3,916,776

At January 31, 2021, the Company reclassified property and equipment with a cost of $1,479,014 and accumulated depreciation of $751,582 to assets to held to sale. The assets consisted primarily of redundant processing and extraction equipment as well as leasehold improvements and fixtures in a right-of-use asset. Management estimated that the fair value less costs to sell exceeded the carrying value and therefore the assets were measured at their carrying values. In the six months ended July 31, 2021, the Company completed the sale of the assets classified as held for sale.

Total depreciation and amortization expense for the three and six months ended July 31, 2021 was $118,583 and $236,935, respectively (three and six months ended July 31, 2020 - $124,129 and $263,621, respectively). Of the total expense, $76,632 and $145,901, respectively was allocated to inventory (three and six months ended July 31, 2020 - $72,595 and $145,704 respectively).

Right-of-use assets

The Company's right-of-use assets result from its operating leases (note 9) and consist of land and buildings used in the cultivation, processing, and warehousing of its products.

At January 31, 2021, the Company reclassified right-of-use assets with a cost of $884,215 and accumulated depreciation of $300,958 to held for sale following an assessment that the Swell and Pure Green properties were redundant to the Company's operation. In addition, the Company reclassified the associated lease liabilities of $628,171 to be classified as held for sale. Management estimated the fair value less costs to sell exceeds the carrying value and therefore the assets are measured at their carrying values. In the six months ended July 31, 2021, the Company completed the sale of the assets classified as held for sale.

p. 14

C21 INVESTMENTS INC. NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the three and six months ended July 31, 2021 and 2020 (Expressed in U.S. dollars, except as noted) - Unaudited

6.PROPERTY AND EQUIPMENT AND RIGHT-OF-USE ASSETS (continued)

Total amortization expense related to right-of-use assets for the three and six months ended July 31, 2021 was $150,125 and $297,611, respectively (three and six months ended July 31, 2020 - $286,533 and $582,772, respectively). Of this, $101,576 and $201,170, respectively was allocated to inventory (three and six months ended July 31, 2020 - $173,061 and $341,928, respectively).

7. INTANGIBLE ASSETS AND GOODWILL

Intangible assets

	July 31, 2021	January 31, 2021
	$	$
Licenses	12,141,476	12,141,476
Brands	868,982	868,982
Customer relationships	2,122,063	2,122,063
	15,132,521	15,132,521
Less: accumulated amortization	(4,859,703)	(4,174,560)
	10,272,818	10,957,961

Total amortization expense from intangible assets for the three and six months ended July 31, 2021 was $342,572 and $685,143, respectively (three and six months ended July 31, 2020 - $308,805 and $729,155, respectively). Of the total expense, $13,836 and $20,755, respectively was allocated to inventory (three and six months ended July 31, 2020 - $86,923 and $227,676, respectively).

At January 31, 2021, the Company reclassified intangible assets with a cost of $400,009 and accumulated depreciation of $217,872 to held for sale. The intangible assets classified as held for sale consist of licenses, customer lists, and startup costs associated with a right of use asset that has also been classified as held for sale. Management estimated the fair value less costs to sell exceeds the carrying value and therefore the assets are measured at their carrying values. In the six months ended July 31, 2021, the Company completed the sale of the intangible assets classified as held for sale.

Goodwill

As at July 31, 2021, goodwill was $28,541,323 (January 31, 2021 - $28,541,323 which was allocated to the Nevada geographic operating units.

8. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	July 31, 2021	January 31, 2021
	$	$
Accounts payable	1,155,420	1,382,519
Accrued liabilities	1,100,364	1,183,259
Interest payable	89,937	115,218
	2,345,721	2,680,996

9. LEASES

On February 1, 2020 the Company adopted ASC 842 using the modified retrospective transition approach which requires the recognition of lease assets and liabilities for operating and finance leases. Beginning on February 1, 2020, the Company's financial statements are presented in accordance with the revised policy.

p. 15

C21 INVESTMENTS INC. NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the three and six months ended July 31, 2021 and 2020 (Expressed in U.S. dollars, except as noted) - Unaudited

9. LEASES (continued)

The Company's accounting policy is described in note 3. As a result of the adoption of ASC 842, the Company recorded operating right-of-use assets of $5,001,360, and operating lease liabilities of $5,001,360.

The Company's leases consist of land and buildings used in the cultivation, processing, and warehousing of its products. All leases were found to be operating leases in accordance with ASC 842.

The following table presents the Company's active leases and total lease term under contract:

	Asset	Useful life (years)	Type
Swell Companies, LTD	Land/Building	5	Operating lease
Silver State Cultivation LLC	Land/Building	12	Operating lease
Silver State Relief LLC (Sparks)	Land/Building	12	Operating lease
Silver State Relief LLC (Fernley)	Land/Building	12	Operating lease
Megawood Enterprises Inc.	Land/Building	5	Operating lease
Phantom Distribution, LLC	Land/Building	5	Operating lease
63353 Bend, LLC	Land/Building	5	Operating lease
20727-4 Bend, LLC	Land/Building	5	Operating lease
4964 BFH, LLC	Land/Building	5	Operating lease

For three and six months ended July 31, 2021, the Company incurred operating lease costs of $399,846 and $812,396, respectively (2020 - $401,329 and $804,222, respectively). Of these amounts, $252,002 and $515,475, respectively (2020 - $251,418 and $502,629, respectively), were allocated to inventory.

The following table displays the weighted average discount rate used in calculating lease liabilities and weighted average remaining lease term:

	July 31, 2021	January 31, 2021
Weighted average discount rate	10%	10%
Weighted average remaining lease term (years)	10.89	11.32

The maturity of the contractual undiscounted lease liabilities of the Company's operating leases as of July 31, 2021 is as follows:

Year ending January 31,	$
2022	717,097
2023	1,467,282
2024	1,504,455
2025	1,314,551
2026	1,353,987
Thereafter	10,543,545
Total undiscounted lease liabilities	16,900,917
Interest on lease liabilities	(6,983,860)
Total present value of minimum lease payments	9,917,057
Current portion of lease liability	478,591
Lease liability	9,438,466

p. 16

C21 INVESTMENTS INC. NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the three and six months ended July 31, 2021 and 2020 (Expressed in U.S. dollars, except as noted) - Unaudited

10. LONG TERM DEBT

	Mortgage on building	Equipment and vehicle loans	Total
	$	$	$
Balance, January 31, 2020	496,384	123,952	620,336
Interest	21,933	20,975	42,908
Payments	(45,551)	(74,363)	(119,914)
Balance, January 31, 2021	472,766	70,564	543,330
Interest	10,562	3,033	13,595
Payments	(21,031)	(56,596)	(77,627)
Balance, July 31, 2021	462,297	17,001	479,298
Current portion	25,264	9,180	34,444
Long-term portion	437,033	7,821	444,854

The mortgage on building is a 20-year mortgage that began on February 1, 2015 and matures on January 1, 2035. The mortgage bears interest at a fixed rate of 4.5% with payments made monthly.

The equipment and vehicle loans consist of three loans with maturity on May 15, 2023 and interest rates ranging from 5.59% to 5.79% with payments made monthly.

11. CONVERTIBLE DEBENTURES AND PROMISSORY NOTES

The Company early adopted ASU 2020-06 on February 1, 2021 using the full retrospective method. The adoption eliminates the cash conversion and beneficial conversion feature models used to separately account for embedded conversion features as a component of equity.

Transaction costs related to the issuance of convertible promissory notes are apportioned to their respective financial liability and equity components (if applicable) in proportion to the allocation of proceeds as a reduction to the carrying amount of each component.

When valuing the financial liability component of the convertible debentures and promissory notes, the Company used specific interest rates assuming no conversion features existed. The resulting liability component is accreted to its face value over the convertible note's term until its maturity date.

Convertible debentures

The following is the continuity of the Company's convertible debentures issued in Canadian dollars.  All below disclosure is denominated in U.S. dollars:

	December 31, 2018 issuance	January 30, 2019 issuance	Total
	$	$	$
Balance, January 31, 2020	2,066,976	4,179,094	6,246,070
New issuances	1,749,065	3,939,377	5,688,442
Conversions	(4,075,959)	(8,682,514)	(12,758,473)
Interest	190,003	409,237	599,240
Accretion expense	251,990	473,248	725,238
Interest paid - cash	(250,879)	(534,039)	(784,918)
Foreign exchange loss	68,804	215,597	284,401
Balance, January 31, 2021 and July 31, 2021	-	-	-

p. 17

C21 INVESTMENTS INC. NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the three and six months ended July 31, 2021 and 2020 (Expressed in U.S. dollars, except as noted) - Unaudited

11. CONVERTIBLE DEBENTURES AND PROMISSORY NOTES (continued)

Convertible promissory notes

The following is a continuity of the Company's convertible promissory notes denominated in U.S. dollars:

	June 13, 2018 issuance	January 23, 2019 issuance	May 24, 2019 issuance	Total
	$	$	$	$
Balance, January 31, 2020	639,665	175,000	918,316	1,732,981
Payment	-	(175,000)	-	(175,000)
Interest	48,733	-	100,274	149,007
Accretion expense	384,192	-	111,466	495,658
Balance, January 31, 2021	1,072,590	-	1,130,056	2,202,646
Payment	-	-	(1,210,000)	(1,210,000)
Interest	17,709	-	40,625	58,334
Accretion expense	191,143	-	39,319	230,462
Balance, July 31, 2021	1,281,442	-	-	1,281,442
Current portion	-	-	-	-
Long-term portion	1,281,442	-	-	1,281,442

On June 13, 2018, the Company issued convertible promissory notes to the vendors that sold Eco Firma Farms, LLC to the Company in the aggregate principal amount of $2,000,000. The convertible promissory notes were convertible at $1.00 per share. The convertible promissory notes accrue interest at a rate of 4% per annum, compounded annually, and are fully due and payable on June 13, 2021. The Company is in an ongoing dispute with the vendors over repayment (note 19). On issuance, the Company determined the conversion feature was a derivative liability as the convertible promissory notes are exercisable in USD while the functional currency of the Company is Canadian dollars. The fair value of the conversion feature as at July 31, 2021 was $nil (January 31, 2021 - $409,007).

On January 23, 2019, the Company issued a convertible promissory note to the vendor that sold Megawood Enterprises, Inc. to the Company in the principal amount of $175,000. The convertible note is convertible into 35,000 common shares of the Company at a conversion price of C$5.00 per conversion share and may be converted at any time between October 24, 2019 and January 24, 2020. On issuance, the Company determined the conversion feature was a derivative liability. The fair value of the conversion feature as at January 31, 2022 was $nil (January 31, 2021 - $nil). On February 21, 2020, the Company repaid the convertible promissory note with a cash payment of $130,000 and the issuance of 95,849 common shares (note 13).

On May 24, 2019, the Company issued a two-year unsecured convertible promissory note to a debtor of Swell Companies in the principal amount of $1,000,000. The convertible note accrues interest at 10% per annum compounded annually and payable at maturity. The holder of the note can accelerate payment to the first anniversary date of the note and therefore this is classified as a current liability. The note is convertible into common shares of the Company at a conversion price of $1.56 per share and may be converted at the maturity date. On issuance, the Company determined the conversion feature was a derivative liability as the convertible promissory notes are exercisable in USD while the functional currency of the Company is Canadian dollars. The fair value of the conversion feature as at July 31, 2021 was $nil (January 31, 2021 - $76,150). On May 24, 2021 the note was fully repaid.

p. 18

C21 INVESTMENTS INC. NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the three and six months ended July 31, 2021 and 2020 (Expressed in U.S. dollars, except as noted) - Unaudited

11. CONVERTIBLE DEBENTURES AND PROMISSORY NOTES (continued)

Promissory notes payable

The following is a continuity of the Company's promissory notes denominated in U.S. dollars:

January 1, 2019 issuance
$
Balance, January 31, 2020	21,200,000
Payments	(7,013,333)
Balance, January 31, 2021	14,186,667
Payments	(3,040,000)
Balance, July 31, 2021	11,146,667
Current portion	6,080,000
Long-term portion	5,066,667

On January 1, 2019, the Company issued a promissory note to the vendor that sold Silver State to the Company (Sonny Newman) in the principal amount of $30,000,000. The note is payable in the following principal instalments: $3,000,000 on April 1, 2019, $6,000,000 on each of July 1, 2019, October 1, 2019, January 1, 2020, and April 1, 2020, and $3,000,000 on July 1, 2020. The note accrues interest at a rate of 10% per annum.  The note is secured by all of the outstanding membership interests, and a security interest in all of the assets, of Silver State.

On July 1, 2019 the terms of the promissory note payable for the acquisition of Silver State were amended to call for immediate payment of $2,000,000 plus accrued interest on July 1, 2019 followed by payments of $800,000 plus accrued interest on the first of each of August, September, October, November, and December 2019.

Effective November 21, 2019 and June 25, 2020, Mr. Newman and the Company agreed to further amend the terms of the secured promissory note due to Mr. Newman. The December 1, 2019 principal payment of $800,000 was cancelled and the monthly principal payments thereafter were reduced to $600,000 per month.  Further, the annual interest rate on the note was reduced from 10% to 9.5%.  The remaining balance on the note is due and payable on January 1, 2021. This modification resulted in a gain of $nil.

On November 19, 2020, the Company announced agreement with Mr. Newman that the remaining $15,200,000 principal outstanding on his senior secured note, due to mature on January 1, 2021, has been amended with lower monthly payments amortized over a 30-month period.  Commencing December 1, 2020, the monthly payments will be $506,667 plus interest.  The interest rate at 9.5% is unchanged.

During the three and six months ended July 31, 2021, interest expense was $288,009 and $609,211, respectively (three and six months ended July 31, 2020 - $444,964 and $897,216). Interest paid during the three and six months ended July 31, 2021 was $288,009 and $609,211, respectively (three and six months ended July 31, 2020 - $445,277 and $933,655, respectively).

p. 19

C21 INVESTMENTS INC. NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the three and six months ended July 31, 2021 and 2020 (Expressed in U.S. dollars, except as noted) - Unaudited

12. DERIVATIVE LIABILITY

The following reflects the continuity of derivative liability:

	Conversion features of convertible promissory notes	Earn out shares	Total
	$	$	$
Balance, January 31, 2020	151,242	3,699,154	3,850,396
Fair value adjustment on derivative liabilities	333,915	5,422,280	5,756,195
Effect of foreign exchange	-	152,536	152,536
Balance, January 31, 2021	485,157	9,273,970	9,759,127
Fair value adjustment on derivative liabilities	(485,157)	(5,868,328)	(5,868,328)
Effect of foreign exchange	-	558,728	558,728
Balance, July 31, 2021	-	4,449,527	4,449,527

Upon the February 4, 2019 acquisition of Phantom Farms the vendors can earn up to 4,500,000 'earn out' shares over a period of seven years. The conditions are based on the Company's common shares exceeding certain share prices during the period. The liability is derived using a Monte Carlo simulation. On January 24, 2022, the Company issued 1,300,000 common shares for full settlement of the Phantom earn out shares.

Upon the May 24, 2019 acquisition of Swell Companies the vendors can earn up to 6,000,000 'earn out' shares over a period of seven years. The conditions are based on C21 common shares exceeding certain share prices during the period. Additionally, the 50% of the earn out shares are earned upon a change of control of the Company. The liability is derived using a Monte Carlo simulation.

Significant inputs into the Monte Carlo simulation used to determine the fair value of earn out shares were as follows:

	Earn out shares	Earn out shares
	July 31, 2021	January 31, 2021
Discount rate	0.33%	0.30%
Expected life in years	4.69	5.34
Expected stock volatility	80%	80%
Expected volatility of foreign exchange	6.68%	5.29%

The fair value of the conversion features of the convertible promissory notes is determined using a Black-Scholes option pricing model.  Significant inputs into the calculation were as follows:

	Conversion feature of June 13, 2018 issuance issuance of convertible promissory notes	Conversion feature of May 24, 2019 issuance of convertible promissory notes
	January 31, 2021	January 31, 2021
Discount rate	0.18%	0.18%
Expected life in years	0.36	0.31
Expected stock volatility	85%	86%
Stock price (CAD)	$1.54	$1.54
Exercise price (CAD)	$1.28	$2.00

p. 20

C21 INVESTMENTS INC. NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the three and six months ended July 31, 2021 and 2020 (Expressed in U.S. dollars, except as noted) - Unaudited

12. DERIVATIVE LIABILITY (continued)

The conversion features of the June 13, 2018 and May 24, 2019 convertible promissory notes expired on June 13, 2021 and May 24, 2021, respectively. The fair value of each at July 31, 2021 was $nil.

13. SHAREHOLDERS' EQUITY

Common stock consists of one class of fully paid common shares, with no par value. The Company is authorized to issue an unlimited number of common shares. All shares are equally eligible to receive dividends and repayment of capital and represent one vote at the Company's shareholders' meetings. The following table reflects the continuity of common stock from January 31, 2020 to July 31, 2021:

	Number of shares	Common stock
		$
Balance, January 31, 2020	89,388,639	85,096,509
Shares issued - acquisition of Phantom Farms (i)	7,132,042	2,582,903
Shares issued - Megawood (ii)	95,849	38,415
Shares issued - option exercises (iii)	200,000	98,950
Shares issued - conversion of debentures (iv)	19,764,694	12,758,473
Shares issued - Swell commitment (v)	456,862	429,582
Shares issued - EFF commitment (vi)	19,774	21,371
Standby warrants issued	-	2,116,192
Share-based compensation	-	494,435
Balance, January 31, 2021	117,057,860	103,636,830
Shares issued - exercise of Phantom Farms warrants (vii)	456,100	533,326
Shares issued - EFF commitment (viii)	19,774	21,787
Shares issued - Guaranteed warrants (ix)	1,214,080	-
Share-based compensation	-	254,171
Balance, July 31, 2021	118,747,814	104,446,114

(i) On February 19, 2020, the Company amended the terms of the purchase of Phantom Farms, including SDP. The amended terms of the purchase agreement regarding the real estate assets of SDP group resulted in the Company electing to purchase the real estate of the Phantom Farms outdoor grow (two parcels), and SDP receiving 7,132,042 shares of C21 with a fair value of $2,582,903.

(ii) On February 21, 2020, the Company repaid the convertible promissory note with a cash payment of $130,000 and the issuance of 95,849 common shares with a fair value of $38,415 (Note 11).

(iii) On October 15, 2020, the Company issued 200,000 shares upon the exercise of stock options.

(iv) During the year ended January 31, 2021 the Company issued 19,764,694 shares upon the conversion of debentures.

(v) On November 23, 2020, the Company issued 456,862 common shares to Swell as part of the purchase agreement dated May 23, 2019 as final settlement of the Company's commitment to issue shares.

(vi) On December 30, 2020, the Company issued 19,774 common shares to the vendors of EFF for a partial settlement of the Company's commitment to issue shares.

p. 21

C21 INVESTMENTS INC. NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the three and six months ended July 31, 2021 and 2020 (Expressed in U.S. dollars, except as noted) - Unaudited

13. SHAREHOLDERS' EQUITY (continued)

(vii) On February 4, 2021 the Company issued 456,100 shares upon the exercise of Phantom Farm warrants.

(viii) On April 5, 2021, the Company issued 19,774 common shares to the vendors of EFF for a partial settlement of the Company's commitment to issue shares.

(ix) On June 17, 2021, the company issued 1,214,080 common shares pursuant to the cashless exercise of 4,160,000 warrants.

Commitment to issue shares

The Company issued a promissory note payable to deliver 2,142,141 shares to the vendors of EFF at any time after October 15, 2018. As at July 31, 2021 the Company has a remaining commitment to deliver 793,093 shares.

Warrants

The following summarizes the Company's warrant activity:

	Warrants outstanding	Weighted average exercise price	Weighted average remaining life	Aggregate intrinsic value
	#	C$	Years	C$
Balance, January 31, 2020	5,694,746	1.66	0.74	-
Issued	6,200,000	1.00		-
Balance, January 31, 2021	11,894,746	1.32	1.96	642,792
Exercised	(4,616,100)	1.05		-
Expired	(4,038,646)	1.73		-
Balance, July 31, 2021	3,240,000	1.18	2.60	-

As at July 31, 2021, the following warrants were outstanding and exercisable:

Expiry Date	Exercise Price	Number of warrants
	C$	#
December 31, 2023	1.00	632,400
January 30, 2024	1.00	1,407,600
May 24, 2024	1.50	1,200,000
		3,240,000

On May 28, 2020, the Company extended the expiry date of 2,794,746 warrants with an exercise price of C$1.83, from May 29, 2020 to May 29, 2021, with all other terms the same. These warrants expired unexercised on May 29, 2021.

On February 4, 2021, 456,100 warrants with an exercise price of $1.17 (C$1.50) were exercised to purchase 456,100 common shares of the Company for proceeds of $533,326. Of the warrants exercised, 426,100 were exercised by a Director of the Company. On the same date, 1,243,900 warrants expired unexercised.

On June 17, 2021, 4,160,000 warrants were exercised on a cashless basis for 1,214,081 common shares of the Company.

p. 22

C21 INVESTMENTS INC. NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the three and six months ended July 31, 2021 and 2020 (Expressed in U.S. dollars, except as noted) - Unaudited

13. SHAREHOLDERS' EQUITY (continued)

Stock options

The Company is authorized to grant options to executive officers and directors, employees and consultants, enabling them to acquire up to 10% of the issued and outstanding common shares of the Company. The exercise price of each option equals the market price of the Company's shares as calculated on the date of grant. The options can be granted for a maximum term of 10 years. Vesting is determined by the Board of Directors.

Details of the Company's stock option activity are as follows:

	Options outstanding	Weighted average exercise price	Weighted average remaining life	Aggregate intrinsic value
	#	C$	Years	C$
Balance, January 31, 2020	3,255,000	1.78	2.18	218,500
Granted	4,055,000	0.73	-	-
Exercised	(200,000)	0.65	-	-
Expired/Cancelled	(145,000)	0.71	-	-
Balance, January 31, 2021	6,965,000	1.22	2.05	4,244,900
Expired	(1,350,000)	2.80	-	-
Balance July 31, 2021	5,615,000	0.84	1.95	988,750

As at July 31, 2021, the following stock options were outstanding and exercisable:

Expiry Date	Exercise Price	Outstanding	Exercisable
	C$	#	#
February 5, 2022	1.11	460,000	460,000
October 9, 2022	1.38	500,000	500,000
January 24, 2023	0.80	100,000	100,000
August 17, 2023	0.70	3,905,000	1,301,667
January 28, 2024	1.50	150,000	50,000
October 9, 2024	1.00	500,000	500,000
		5,615,000	2,911,667

During the three and six months ended July 31, 2021, the Company recorded a share-based compensation expense of $112,455 and $254,171, respectively (three and six months ended July 31, 2020 - $26,736 and $62,486, respectively). As at July 31, 2021, total unrecognized share-based payment expense related to the outstanding share purchase options was $186,999. This expense will be recognized during the during the year ended January 31, 2022. The fair value of stock options was calculated using the Black-Scholes Option Pricing Model using the following weighted average assumptions:

	2021	2020
Risk-free rate	0.19%	0.19%
Expected life of options	3 years	3 years
Annualized volatility	80%	80%
Dividend rate	0%	0%

p. 23

C21 INVESTMENTS INC. NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the three and six months ended July 31, 2021 and 2020 (Expressed in U.S. dollars, except as noted) - Unaudited

13. SHAREHOLDERS' EQUITY (continued)

The Company has computed the fair value of options granted using the Black-Scholes option pricing model. The expected term used for options issued to non-employees is the contractual life and the expected term used for options issued to employees and directors is the estimated period of time that options granted are expected to be outstanding. The Company utilizes the "simplified" method to develop an estimate of the expected term of "plain vanilla" employee option grants. The Company is utilizing an expected volatility figure based on a review of the historical volatilities, over a period of time, equivalent to the expected life of the instrument being valued, of similarly positioned public companies within its industry. The risk-free interest rate was determined from the implied yields from U.S. Treasury zero-coupon bonds with a remaining term consistent with the expected term of the instrument being valued.

14. SELLING, GENERAL AND ADMINISTRATIVE EXPENSE

Selling, general and administration expenses for the three and six months ended July 31, 2021 and 2020 were comprised of the following:

	Three months ended July 31,		Six months ended July 31,
	2021	2020	2021	2020
	$	$	$	$
Accounting and legal	134,435	149,992	238,537	279,447
Depreciation and amortization	363,462	488,664	763,449	858,603
License fees, taxes and insurance	500,039	560,450	970,105	889,676
Office facilities and administrative	57,681	127,654	144,405	247,278
Operating lease cost	147,844	149,911	296,921	301,593
Other	134,008	107,914	233,827	249,481
Professional fees and consulting	125,471	6,313	279,802	295,066
Salaries and wages	820,677	635,430	1,614,849	1,427,242
Share-based compensation	112,455	26,736	254,171	62,486
Shareholder communications	6,442	-	16,627	-
Travel and entertainment	17,230	27,277	39,991	63,971
	2,419,744	2,280,341	4,852,684	4,674,843

15. SEGMENTED INFORMATION

The Company defines its major geographic operating segments as Oregon and Nevada. Due to the jurisdictional cannabis compliance issues ever-present in the industry, each state operation is by nature operationally segmented.

Key decision makers primarily review revenue, cost of sales, and gross margin as the primary indicators of segment performance. As the Company continues to expand via acquisition, the segmented information will expand based on management's agreed upon allocation of costs beyond gross margin.

p. 24

C21 INVESTMENTS INC. NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the three and six months ended July 31, 2021 and 2020 (Expressed in U.S. dollars, except as noted) - Unaudited

15. SEGMENTED INFORMATION (continued)

Segmented operational activity and balances are as follows:

Six months ended July 31, 2021	Oregon	Nevada	Corporate	Consolidated
	$	$	$	$
Total revenue	735,777	17,390,222	-	18,125,999
Gross profit	1,817	10,390,119	-	10,391,936
Operating expenses:
General and administration	(195,868)	(1,964,403)	(1,298,280)	(3,458,551)
Sales, marketing, and promotion	(51,795)	(27,797)	-	(79,592)
Operating lease cost	(1,233)	(295,688)	-	(296,921)
Depreciation and amortization	(122,009)	(638,740)	(2,700)	(763,449)
Share based compensation	-	-	(254,171)	(254,171)
Gain on the sale of assets	324,694	-	-	324,694
Interest, accretion, and other	41,564	13,999	5,110,167	5,165,730
Net Income (loss) before taxes	(2,830)	7,477,490	3,555,016	11,029,676

Entity-wide disclosures

All revenue for the periods ended July 31, 2021 and 2020 was earned in the United States.

For the periods ended July 31, 2021 and 2020, no customer represented more than 10% of the Company's net revenue.

The following table displays the disaggregation of long-lived tangible assets by geographic area:

	July 31, 2021	January 31, 2021
	$	$
Nevada	12,147,722	10,110,806
Oregon	3,445,166	3,606,773
Other	25,611	28,117
	15,618,499	13,745,696

16. COMMITMENTS

The Company and its subsidiaries are committed to payments on to third parties on long-term debt and for right-of-use assets with related parties for land, office space, and equipment in Nevada and Oregon. At July 31, 2021, the Company has the following future minimum payments:

	Third Parties	Related Parties	Total
	$	$	$
2022	27,732	717,096	744,828
2023	55,465	1,467,282	1,522,747
2024	48,855	1,504,455	1,553,310
2025	45,551	1,314,551	1,360,102
2026	45,551	1,353,987	1,399,538
Thereafter	413,755	10,543,544	10,957,299
	636,909	16,900,915	17,537,824

p. 25

C21 INVESTMENTS INC. NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the three and six months ended July 31, 2021 and 2020 (Expressed in U.S. dollars, except as noted) - Unaudited

17. RELATED PARTY TRANSACTIONS

Balances due to related parties included in accounts payable, accrued liabilities, and promissory note payable at July 31, 2021 and January 31, 2021:

	July 31, 2021	January 31, 2021
	$	$
Due to the President and CEO	11,236,603	14,369,004
Lease liabilities due to a company controlled by the CEO	9,414,140	9,539,744
Lease liabilities due to SDP Development	502,916	589,328
Due to the CFO of the Company	-	527
	21,153,659	24,498,603

The Company had the following transactions with related parties during the three and six months ended July 31, 2021 and 2020:

	Three months ended July 31,		Six months ended July 31,
	2021	2020	2021	2020
	$	$	$	$
Consulting fees paid to a director	60,000	-	120,000	-
Amounts paid to CEO or companies controlled by CEO	2,154,163	2,555,277	4,416,330	5,337,199
Share based compensation including warrants and stock options for directors and officers	43,358	-	185,939	-
Note and interest payments to significant shareholder	-	8,879	-	8,879
Lease payments made to SDP Development	57,048	57,048	114,096	114,096
	2,314,569	2,621,204	4,836,365	5,460,174

On February 12, 2020, the Company amended the purchase agreement with SDP Development, of which a Director of the Company is a principal owner.  The Company had agreed on February 4, 2019 to purchase SDP Development on October 15, 2020, which owned six real estate properties that were leased in connection with Phantom Farms' cannabis cultivation, processing and wholesale distribution operations.  The aggregate purchase price was $8,010,000 payable in cash, or, at the election of the vendors, in whole or in part by the issue of 2,670,000 shares at $3.00 per common share.

On February 12, 2020, the parties agreed to the following modified terms: the Company purchased the two Southern Oregon farms from SDP Development constituting over 60 acres of real property housing the two outdoor cannabis cultivation facilities totaling 80,000 square feet of canopy, rent reduction on the three Phantom properties in Central Oregon, and a release from the obligation to purchase the sixth property in Southern Oregon. In exchange, the SDP vendors received 7,132,041 common shares of the Company with a fair value of $2,582,903.  The consideration exceeded the fair market value of the land acquired and as a result, the Company recorded acquisition reorganization costs of $1,204,740. The Company has three remaining leases with SDP Development.

On November 16, 2020, the Company amended the terms of the three Nevada leases with Double G Holdings (a Company controlled by the Company's President and CEO).The term of the two dispensary leases and the warehouse lease was extended to November 30, 2027 with a right to extend for a further five years and with an annual increase to the base rent of 3% commencing January 1, 2022.

p. 26

C21 INVESTMENTS INC. NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the three and six months ended July 31, 2021 and 2020 (Expressed in U.S. dollars, except as noted) - Unaudited

17. RELATED PARTY TRANSACTIONS (continued)

During the six months ended July 31, 2021, 426,100 warrants were exercised by a Director of the Company for 426,100 shares. The warrants had an exercise price of C$1.50 and proceeds totaled $498,246 (C$639,150).

18. EARNINGS PER SHARE

The following is a reconciliation for the calculation of basic and diluted earnings per share for the periods ended October 31, 2021 and 2020:

	July 31, 2021	July 31, 2020
Net income (loss) after income taxes	$9,110,124	$(2,995,359)

Weighted average number of common shares outstanding	117,828,869	96,616,529
Dilutive effect of warrants and stock options outstanding	4,234,760	-
Diluted weighted average number of common shares outstanding	122,063,629	96,616,529

Basic income (loss) per share	$0.07	$(0.03)
Diluted Income (loss) per share	$0.07	$(0.03)

The computation of diluted earnings per share excludes the effect of the potential exercise of warrants and stock options when the average market price of the common stock is lower than the exercise price of the respective warrant or stock option and when inclusion of these amounts would be anti-dilutive. For the six months ended July 31, 2021 and 2020, the number of warrants and stock options excluded from the computation was 4,111,667 and 8,379,746, respectively.

19. CONTINGENCIES

From time to time, the Company is involved in various litigation matters arising in the ordinary course of its business. Management is of the opinion that disposition of any current matter will not have a material adverse impact on the Company's financial position, results of operations, or the ability to carry on any of its business activities.

Legal proceedings

Oregon Action: A complaint was filed in the Oregon State Circuit Court for Clackamas County, on April 29, 2019, by two current owners of Proudest Monkey Holdings, LLC (the former sole member of EFF) (the "Plaintiffs"), alleging contract, employment, and statutory claims, alleging $612,500 in damages (as amended), against the Company, its wholly-owned subsidiaries 320204 US Holdings Corp, EFF, Swell Companies Limited, and Phantom Brands LLC, in addition to three directors, two officers, and one former employee (the "Oregon Action"). The Company and the other defendants wholly denied the allegations and claims made in the lawsuit and is defending the lawsuit. On June 21, 2019, the Company filed Oregon Rule of Civil Procedure ("ORCP") 21 motions to dismiss all of the Plaintiffs' claims against it, its wholly-owned subsidiaries, and other defendants; on May 6, 2020, the court granted the Company's ORCP 21 motion in its entirety to dismiss all of Plaintiffs' claims. The judgment of dismissal was entered by the Clackamas County court on or about October 14, 2020.  On November 12, 2020, Plaintiffs filed a notice of appeal of the judgement of dismissal.

On October 22, 2020, the Company submitted a petition to recover the costs and attorney fees incurred by the Company as the prevailing party in the Oregon Action. On January 20, 2021, the Court ruled in the Company's favor, awarding the Company and its subsidiaries $68,195.00 in attorney's fees, $1,252 in costs, and a statutory prevailing party fee of $640, through a supplemental judgment.  On March 3, 2021, Plaintiffs filed an amended notice of appeal from the supplemental judgement awarding attorney fees.

p. 27

C21 INVESTMENTS INC. NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the three and six months ended July 31, 2021 and 2020 (Expressed in U.S. dollars, except as noted) - Unaudited

19. CONTINGENCIES (continued)

The parties have since briefed the appeal to the Oregon Court of Appeals and await a determination from the Court.  It is too early to predict the resolution of the appeal.

British Columbia Action: On or about September 13, 2019, the Company delivered a notice to the above-mentioned Plaintiffs of alleged breach and default under the EFF purchase and sale agreement, due to alleged unlawful, intentional acts and material misrepresentations by the Plaintiffs before and after the completion of the purchase.  As a result of such breach, the Company denied the Plaintiffs' tender of their share payment notes in connection with the agreement.  On or about October 14, 2019, Proudest Monkey Holdings, LLC and one of its current owners, sued the Company in the Supreme Court of British Columbia to compel the issuance and delivery of the subject shares, including interests and costs (the "British Columbia Action").

On November 8, 2019, the Company responded and counterclaimed for general, special and punitive damages, including interest and costs, related to breach of contract, repudiation of contract, breach of indemnity and fraudulent and negligent misrepresentation by the Plaintiffs.  Plaintiffs filed a response to the Company's counterclaims on or about June 5, 2020, and the parties stipulated to a form of amended pleading which included the joinder of additional parties, an owner of Proudest Monkey Holdings, LLC and EFF, and additional contract and equitable claims and damages, partially duplicative to those alleged by the Plaintiffs in the Oregon lawsuit (breach of contract, indemnity, unjust enrichment and wrongful termination claims).  Plaintiffs allege $2,774,176 in damages (as amended), plus unquantified additional damages, interest and costs, of which amounts are partially duplicative of the Oregon Action.  This action remains in the discovery stage, but no trial date has been set.  It is too early to predict the resolution of the claims and counterclaims.

Settled and Dismissed Action: On or about May 30, 2019, Wallace Hill Partners Ltd. ("Wallace Hill") filed a civil claim in the Supreme Court of British Columbia alleging breach of contract and entitlement to 1,800,000 common shares of the Company, fully vested by March 1, 2019, and damages due to the lost opportunity to sell those shares after such date for a profit.  On June 23, 2019, the Company circulated a letter to Wallace Hill terminating the agreement and accepting Wallace Hill's repudiation of the agreement based on Wallace Hill's previously published defamatory comments and termination of the agreement.  Also, on June 23, 2019, the Company filed its response to the civil claim denying all claims and filed counterclaims alleging breach of contract, a declaratory judgment of termination of the agreement, defamation and an injunction from further defamatory comments.

On March 23, 2022, the Company and Wallace Hill entered into a mutual release agreement, pursuant to which, among other things, all parties agreed to dismiss their respective claims and to release one another from any further causes of action in connection with the subject matter of the original claims.  On April 23, 2022, the parties filed a Notice of Discontinuance in the Supreme Court of British Columbia formally dismissing the civil action.

20. FINANCIAL INSTRUMENTS

The following tables present information about the Company's financial instruments and their classifications as of July 31, 2021 and January 31, 2021 and indicate the fair value hierarchy of the valuation inputs utilized to determine such fair value:

Fair value measurements at July 31, 2021 using:

	Level 1	Level 2	Level 3	Total
	$	$	$	$
Financial liabilities:
Conversion features of convertible promissory notes (note 12)	-	-	-	-
Earn out shares (note 12)	-	-	4,449,527	4,449,527

p. 28

C21 INVESTMENTS INC. NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the three and six months ended July 31, 2021 and 2020 (Expressed in U.S. dollars, except as noted) - Unaudited

20. FINANCIAL INSTRUMENTS (continued)

Fair value measurements at January 31, 2021 using:

	Level 1	Level 2	Level 3	Total
	$	$	$	$
Financial liabilities:
Conversion features of convertible promissory notes (note 12)	-	-	485,157	485,157
Earn out shares (note 12)	-	-	9,273,970	9,273,970

The fair value of the conversion feature of convertible promissory notes was determined using the Black-Scholes option pricing model. The assumptions in the model were based on the share price and other active market data that is observable as well as unobservable estimates and therefore represent a level 3 measurement.

The fair value of the derivative liability associated with the earn out shares was derived using a Monte Carlo simulation using non-observable inputs, and therefore represent a level 3 measurement.

21. SUBSEQUENT EVENTS

On November 18, 2021, the Company announced that it had reached an agreement with the vendors of Phantom Farms to extinguish the 4,500,000 'earn out' shares in exchange for 1,300,000 common shares of C21. The shares will be delivered once the Company obtains all necessary shareholder information. The agreement will eliminate the impact and volatility of derivative liabilities associated with the Phantom earn out shares.

In January 2022, the Company entered a lease-to-own arrangement with a lessee for certain licenses, land and equipment in Oregon, USA, representing its outdoor growing operation. The lease-to-own arrangement concludes in January 2027 with total undiscounted payments over the term amounting to $2,514,805.

On January 24, 2022, the Company issued 1,300,000 common shares for the settlement of Phantom earn out shares.

On February 5, 2022, the balance of 460,000 of options issued on February 5, 2019 expired unexercised.

On February 10, 2022, the Company granted incentive stock options to purchase an aggregate of 600,000 common shares at an exercise price of C$0.70 per share vesting over a two-year period, expiring at the close of business on February 10, 2025.

On April 23, 2022, both parties to the C21/Wallace Hill dispute (note 19) filed a Notice of Discontinuance in the Supreme Court of British Columbia and signed a mutual release to end this dispute.

p. 29